Exhibit 99.1

Canopy Growth Announces Election of Board of Directors

SMITHS FALLS, ON, Sept. 17, 2019 /CNW/ - Canopy Growth Corporation (TSX:WEED) (NYSE: CGC) ("Canopy Growth" or "the Corporation") today announced that all of management's nominees listed in its August 8, 2019 management information circular were elected as directors of the Corporation at Canopy Growth's September 17, 2019 annual general meeting of shareholders (the "Annual Meeting"). The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% votes WITHHELD
John K. Bell	144,593,217	97.00	4,464,630	3.00
Robert Hanson	145,983,248	97.94	3,074,600	2.06
David Klein	146,276,600	98.13	2,781,249	1.87
William Newlands	145,129,921	97.36	3,927,928	2.64
Judy A. Schmeling	146,410,051	98.22	2,647,797	1.78
Peter Stringham	144,141,942	96.70	4,915,907	3.30
Mark Zekulin	146,286,192	98.14	2,771,657	1.86

At the Annual Meeting, Canopy Growth shareholders also approved the appointment of KPMG LLP as the Corporation's auditors for the ensuing year and authorized the board of directors to fix its remuneration.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

View original content:http://www.prnewswire.com/news-releases/canopy-growth-announces-election-of-board-of-directors-300920284.html

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2019/17/c2531.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 18:46e 17-SEP-19